Exhibit 99.1

ITURAN ANNOUNCES PARTNERSHIP WITH SANTANDER WHICH
AIMS TO BRING BROAD ACCESS TO CAR FINANCING

The installation of a customer-consented vehicle-tracker and credit insurance to lead to increased approval rates

Attractive rates and telematic services round out an attractive package for new customers

AZOUR, Israel – June 5, 2023 – Ituran Location and Control Ltd. (Nasdaq: ITRN) announced that its Brazilian subsidiary, Ituran Brazil, and Santander, have formed a partnership in the automotive market, which aims to facilitate credit approval for customers who look to finance a new or used car.

This initiative brings together a suite of benefits such as lower interest rates and telematic services for customers who opt to install a vehicle tracker. In addition, the scheme incorporates credit insurance, to protect the financing which guarantees total or partial payment of the loan in case of inability to pay.

According to Cezar Janikian, Director of Santander Finance, the partnership will enable more people to have access to credit for financing vehicles, facilitating the purchase of new, semi-new or used vehicles. "Ituran’s technology will protect our customers' assets and will also guarantee the Bank full loan security. For 2023, we expect strong growth in our offering of credit for automotive financing," commented the executive.

Eyal Sheratzky, CEO of Ituran, emphasized that through this partnership, Bank Santander’s customers will be able to count on nationwide vehicle recovery services. “In addition, customers will have real-time visualization of their vehicle's location through the Ituran application. This includes the ability to create movement alerts (virtual fences) as well as access to the vehicle's location history,” he explains.

The partnership offers credit insurance as an additional benefit to the car owner at the time of vehicle purchase, managed by Zurich Santander. Ituran provides the vehicle tracker and all the remote monitoring services, providing an additional layer of security, particularly for those who cannot take out car insurance.

About Ituran

Ituran is a leader in the mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin-America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2 million subscribers using its location-based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040